Exhibit 3.1

ARTICLES OF AMENDMENT TO

ARTICLES OF INCORPORATION

OF

THE PEOPLES HOLDING COMPANY

Pursuant to the provisions of Section 79-4-10.06 of the Mississippi Business Corporation Act, The Peoples Holding Company adopts the following Articles of Amendment to its Articles of Incorporation:

ONE: The name of the corporation is The Peoples Holding Company.

TWO: The following amendments of the Articles of Incorporation were approved by the shareholders of the corporation on April 19, 2005 in the manner required by the Mississippi Business Corporation Act and by the Articles of Incorporation:

(1) RESOLVED, that Article First of the Articles of Incorporation of The Peoples Holding Company is hereby amended to read as follows:

“FIRST: The name of the corporation is Renasant Corporation.”

(2) RESOLVED, that Article Fourth of the Articles of Incorporation of The Peoples Holding Company is hereby amended in the following two respects: (i) to increase the aggregate number of shares of common stock, par value $5.00 per share, which the corporation shall have authority to issue from 15,000,000 shares to 75,000,000 shares, and (ii) to authorize the corporation to issue up to 5,000,000 shares of preferred stock, par value $.01 per share. In accordance with such amendments, Article Fourth of the Articles of Incorporation of The Peoples Holding Company is hereby amended to read as follows:

“FOURTH: The corporation is authorized to issue two classes of stock, common stock and preferred stock. The aggregate number of shares of common stock which the corporation shall have the authority to issue is Seventy-Five Million (75,000,000) shares, having a par value of Five Dollars ($5.00) each. The aggregate number of shares of preferred stock which the corporation shall have the authority to issue is Five Million (5,000,000) shares, having a par value of one cent ($.01) each.

Shares of the preferred stock may be issued from time to time in one or more series, the shares of each series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated herein or in an amendment or amendments hereto providing for the issue of such series as adopted by the Board of Directors of the corporation. The Board of Directors of the corporation is hereby expressly authorized, subject to the limitations provided by law, to amend these Articles to establish and designate series of the preferred stock, to fix the number of shares constituting each series, and to fix the designations and the voting powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions of the shares of each series and the variations in the relative powers, rights, preferences and limitations as between or among series, and to increase and to decrease the number of shares constituting each series. The authority of the Board of Directors with respect to any series shall include, but shall not be limited to, the authority to fix and determine the following:

(a) The designation of such series.

(b) The number of shares initially constituting such series.

(c) The increase and the decrease, to a number not less than the number of the outstanding shares of such series, of the number of shares constituting such series as theretofore fixed.

(d) The rate or rates and the time at which dividends on the shares of such series shall be paid, and whether or not such dividends shall be cumulative, and, if such dividends shall be cumulative, the date or dates from and after which they shall accumulate.

(e) Whether or not the shares of such series shall be redeemable, and, if such shares shall be redeemable, the terms and conditions of such redemption, including, but not limited to, the manner of selecting shares of such series for redemption, if less than all shares are to be redeemed, the date or dates upon or after which such shares shall be redeemable and the amount per share which shall be payable upon such redemption, which amount may vary under different conditions and at different redemption dates.

(f) The amount payable on the shares of such series in the event of voluntary or involuntary liquidations, dissolution or winding up of the corporation. A liquidation, dissolution or winding up of the corporation, as such terms are used in this subparagraph (f), shall not be deemed to be occasioned by or to include any consolidation or merger of the corporation with or into any other corporation or corporations or a sale, lease or conveyance of all or a part of the assets of the corporation.

(g) Whether or not the shares of such series shall have voting rights and the terms and conditions thereof, including, but not limited to, the right of the holders of such shares to vote as a separate class either alone or with the holders of shares of one or more other series of preferred stock and the right to have one vote per share or less (but not more) than one vote per share.

(h) Whether or not a sinking fund or purchase fund shall be provided for the redemption or purchase of the shares of such series, and if such a sinking fund or purchase fund shall be provided, the terms and conditions thereof.

(i) Whether or not the shares of such series shall have conversion privileges, and, if such shares shall have conversion privileges, the terms and conditions of conversion, including but not limited to, any provision for the adjustment of the conversion rate or the conversion price.

(j) Any other powers, preferences and relative participating, optional, or other special rights, or qualifications, limitations or restrictions thereof, as shall not be inconsistent with the provisions of this Article Fourth or the limitations provided by law.”

(3) RESOLVED, that the Articles of Incorporation of The Peoples Holding Company are hereby amended by adding an Article Twelfth, which shall read as follows:

“TWELFTH: Holders of the corporation’s capital stock shall not be entitled to cumulate their votes in the election of directors of the corporation.”

THREE: The number of shares of stock of The Peoples Holding Company outstanding at the time of adoption of the foregoing amendments was ten million four hundred two thousand four hundred eighty-six (10,402,486) shares of common stock, all of one class, and the number of shares entitled to vote on such amendments was ten million four hundred two thousand four hundred eighty-six (10,402,486).

FOUR: The number of shares voting for and against the foregoing amendments is as follows:

(1) The number of shares voting for the amendment to change the name of the corporation from “The Peoples Holding Corporation” to “Renasant Corporation” was 7,123,462, and the number of shares voting against such amendment was 389,013.

(2) The number of shares voting for the amendment to increase the number of shares of common stock, par value $5.00 per share, which the corporation is authorized to issue from 15,000,000 shares to 75,000,000 shares was 6,093,273, and the number of shares voting against such amendment was 1,322,470.

(3) The number of shares voting for the amendment to authorize the issuance of up to 5,000,000 shares of preferred stock, par value $.01 per share, was 5,021,974, and the number of shares voting against such amendment was 1,276,958.

(4) The number of shares voting for the amendment to eliminate cumulative voting in the election of directors of the corporation was 5,390,164, and the number of shares voting against such amendment was 841,090.

Executed by the undersigned President and Chief Executive Officer of The Peoples Holding Company, on this 19th day of April, 2005, at Tupelo, Mississippi.

THE PEOPLES HOLDING COMPANY

By:	/s/ E. Robinson McGraw
Name:	E. Robinson McGraw
Title:	President and Chief Executive
Officer